UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Woolen             Marvin             A.
   3101 N ELM STREET
   GREENSBORO NC 27415-6540

2. Issuer Name and Ticker or Trading Symbol
   CONE MILLS CORPORATION (COE)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   February 1998
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   VICE PRESIDENT

7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                                                                     4,000          D
Common Stock                                                                                     1,570          I  by 401(k) Trust
                                                                                                                   (1)
Common Stock                                  02/09/98    P        500           A  $6.875       500            I  by Custody for
                                                                                                                   Son

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Employee Stock Option (right   $8.000                                                                     05/08/97(2)  11/06/06
to buy)
Employee Stock Option (right   $8.500                                                                     05/11/98(3)  11/09/07
to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Employee Stock Option (right             Common Stock                   15,000                    15,000        D
to buy)
Employee Stock Option (right             Common Stock                   8,000                     8,000         D
to buy)

Explanation of Responses:

(1)
Employee Equity Plan ("Plan"), a qualified stock bonus plan.
(2)
Nonqualified stock option grant under 1992 Amended and Restated Stock Option Plan. Options are exerciseable in annual cummulative
20% increments beginning 5/08/97 and each anniversary date through 5/08/01.
(3)
Incentive stock option grant under 1992 Stock Option Plan. Options are exercisable in annual cummulative 20% increments beginning
5/11/98 and each anniversary date through 05/11/02.
 -
During the quarterly valuation period from the last report through December 31, 1997, the reporting person's account in
Registrant's Employee Equity Plan acquired 311 shares of Common Stock.

SIGNATURE OF REPORTING PERSON
/S/ Woolen             Marvin             A.
DATE 02/27/98